- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 32
                                       TO
                                 SCHEDULE 14D-9
            (WITH RESPECT TO THE TENDER OFFER BY QVC NETWORK, INC.)
                            ------------------------
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                         PARAMOUNT COMMUNICATIONS INC.
                           (NAME OF SUBJECT COMPANY)
                         PARAMOUNT COMMUNICATIONS INC.
                       (NAME OF PERSON FILING STATEMENT)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
             INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------
                                  699216 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------
                              DONALD ORESMAN, ESQ.
                         PARAMOUNT COMMUNICATIONS INC.
                               15 COLUMBUS CIRCLE
                         NEW YORK, NEW YORK 10023-7780
                                 (212) 373-8000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)
                            ------------------------

                                    COPY TO:
                             JOEL S. HOFFMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     This Amendment No. 32 supplements and amends to the extent indicated herein the Solicitation/Recommendation Statement on Schedule 14D-9 of Paramount Communications Inc., filed with the Securities and Exchange Commission on November 8, 1993 (as supplemented and amended through the date hereof, the "Schedule 14D-9"), with respect to the Current QVC Offer (as described therein). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

     The response to Item 3(b) is hereby supplemented and amended as follows:

          On February 7, 1994, Paramount and QVC agreed to the revised form of merger agreement to be attached as Exhibit A to the QVC Exemption Agreement. This revised form of merger agreement is substantially similar to the prior form of merger agreement filed as Exhibit No. 96 to the
     Schedule 14D-9, except that certain changes were made to reflect the revised terms of the Current QVC Offer and the Current QVC Second-Step Merger. A copy of the revised form of merger agreement is filed as Exhibit No. 107 to the Schedule 14D-9 and is incorporated herein by reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     The response to Item 9 is hereby supplemented and amended to add the following:

        Exhibit 107 -  Form of Agreement and Plan of Merger between Paramount and QVC.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          PARAMOUNT COMMUNICATIONS INC.

                                          By       DONALD ORESMAN
                                             ...................................

                                             Name: Donald Oresman
                                            Title: Executive Vice President

Dated: February 8, 1994

                                  EXHIBIT INDEX


EXHIBIT                            DESCRIPTION                          PAGE NO.
- ---------                          -----------                         ---------

1*         Pages 5, 6 and 10-20 of Paramount's Proxy Statement dated
           January 29, 1993 for its 1993 Annual Meeting of Stockholders.
2*         Employment Agreement with Robert Greenberg, a senior vice
           president of Paramount, dated as of April 5, 1993.
3*         Press Release issued on November 6, 1993.
4*         Letter to Stockholders of Paramount dated November 8, 1993 with respect to the Viacom Offer.
5*         Letter to Stockholders of Paramount dated November 8, 1993 with respect to the QVC Offer.
6*         Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom.
7*         Amendment No. 1, dated as of November 6, 1993, to the Amended and Restated Agreement and Plan of Merger.
8*         Stock Option Agreement, dated as of September 12, 1993, as amended on October 24, 1993,  between Paramount and Viacom.
9*         Voting Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Amusements.
10*        Press Release issued by Viacom on November 12, 1993.
11*        Press Release issued on November 15, 1993.
12* Letter to Stockholders of Paramount dated November 16, 1993 with respect to the QVC Offer.
13*        Press Release issued by QVC on November 20, 1993.
14*        Press Release issued by Viacom on November 19, 1993.
15*        Press Release issued by QVC on November 22, 1993.
16*        Press Release issued by Viacom on November 22, 1993.
17*        Press Release issued by QVC on November 23, 1993.
18*        Press Release issued by Viacom on November 23, 1993.
19*        Press Release issued by QVC on November 24, 1993.
20*        Press Release issued by Viacom on November 24, 1993.
21* Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
22* Preliminary Injunction Order in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
23*        Press Release issued by Paramount on November 24, 1993.
24*        Press Release issued by Viacom on November 24, 1993.
25*        Press Release issued by Viacom on November 26, 1993.
26*        Press Release issued by Viacom on November 29, 1993.
27*        Order of the Delaware Supreme Court dated November 29, 1993.
28*        Press Release issued by QVC on December 1, 1993.
29* Revised Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
30*        Press Release issued by QVC on December 10, 1993.
31*        Press Release issued by Paramount on December 9, 1993.
32*        Press Release issued by Viacom on December 9, 1993.
33*        Order in Paramount Communications Inc., et al. v. QVC
           Network, Inc., Civ. Action No. 13208 (Del. December 9, 1993).
34*        Press Release issued by QVC on December 9, 1993.
35*        Letter from Richards, Layton & Finger to Vice Chancellor
           Jack B. Jacobs of the Delaware Court of Chancery dated
           December 10, 1993.
36*        Bidding Procedures of Paramount dated December 14, 1993.
37*        Press Release issued by Paramount on December 14, 1993.


- ---------------

* Previously filed.

EXHIBIT                            DESCRIPTION                          PAGE NO.
- ---------                          -----------                         ---------

38*        Letter to Stockholders of Paramount dated December 14,
           1993 with respect to the Viacom Offer and the QVC Offer.
39*        Press Release issued by QVC on December 14, 1993.
40*        Press Release issued by Viacom on December 14, 1993.
41*        Press Release issued by QVC on December 16, 1993.
42*        Letter from Wachtell, Lipton, Rosen & Katz to Lazard dated
           December 14, 1993.
43*        Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
           Rosen & Katz dated December 15, 1993.
44*        Press Release issued by Paramount on December 15, 1993.
45*        Letter from the Delaware Chancery Court to Young, Conaway,
           Stargatt & Taylor; Richards, Layton & Finger; Morris & Morris;
           and Morris, Nichols, Arsht & Tunnell dated December 14, 1993.
46*        Revised pages to the Memorandum Opinion in QVC Network, Inc.
           v. Paramount Communications Inc., et al., Civ. Action No.
           13208 (Del. Ch. November 24, 1993).
47*        Letter from Shearman & Sterling to Lazard dated December 15, 1993.
48*        Letter from Simpson Thacher & Bartlett to Shearman & Sterling dated December 16, 1993.
49*        Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
           Rosen & Katz dated December 17, 1993.
50*        Press Release issued by Paramount on December 20, 1993.
51*        Press Release issued by QVC on December 22, 1993.
52*        Press Release issued by Paramount on December 22, 1993.
53* Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
54* Voting Agreement dated December 22, 1993 among BellSouth Corporation, Comcast Corporation, Cox Enterprises, Inc.,
           Advance Publications, Inc. and Arrow Investments, L.P.
55*        Letter to Stockholders of Paramount dated December 23, 1993 with respect to the Revised QVC Offer and the Viacom Offer.
56*        Opinion of Lazard dated December 21, 1993.
57* Notice of Termination dated December 22, 1993 delivered by Paramount to Viacom.
58*        Exemption Agreement, dated as of December 22, 1993, between
           Viacom and Paramount.
59*        First Amendment, dated as of December 27, 1993, to Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
60*        Press Release issued by QVC on January 7, 1994.
61*        Press Release issued by QVC on January 10, 1994.
62*        Press Release issued by Paramount on January 7, 1994.
63*        Press Release issued by Viacom on January 7, 1994.
64*        Press Release issued by Viacom on January 9, 1994.
65*        Letter from Wachtell, Lipton, Rosen & Katz to the Paramount
           Board dated January 11, 1994.
66*        Letter from Shearman & Sterling to the Paramount Board dated
           January 12, 1994.
67* Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
68*        Press Release issued by Paramount on January 12, 1994.
69*        Letter from Simpson Thacher & Bartlett to Shearman & Sterling and Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
70*        Letter to Stockholders of Paramount dated January 13, 1994 with respect to the Current QVC Offer and the Revised Viacom Offer.
71*        Opinion of Lazard dated January 12, 1994.


- ---------------

* Previously filed.

EXHIBIT                            DESCRIPTION                          PAGE NO.
- ---------                          -----------                         ---------

72*        Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher
           & Bartlett dated January 14, 1994.
73*        Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
           Rosen & Katz dated January 18, 1994.
74* Letter from the Commission to Simpson Thacher & Bartlett dated January 15, 1994.
75*        Press Release issued by Paramount on January 18, 1994.
76*        Press Release issued by Viacom on January 18, 1994.
77*        Press Release issued by QVC on January 19, 1994.
78*        Notice of Termination dated January 21, 1994 delivered by
           Paramount to QVC.
79*        Exemption Agreement, dated as of January 21, 1994, between
           QVC and Paramount.
80*        Press Release issued by Paramount on January 21, 1994.
81*        Letter to Stockholders of Paramount dated January 24, 1994 with respect to the Current QVC Offer and the Revised
           Viacom Offer.
82*        Opinion of Lazard dated January 21, 1994.
83*        Agreement and Plan of Merger, dated as of January 21, 1994, between Paramount and Viacom.
84*        Voting Agreement, dated as of January 21, 1994, between
           Paramount and Amusements.
85*        Letter from Viacom to Paramount dated January 19, 1994.
86* Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated January 20, 1994.
87*        Letter from Shearman & Sterling to Paramount dated
           January 21, 1994.
88* Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated January 24, 1994.
89* Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 24, 1994.
90*        Letter from Shearman & Sterling to Paramount dated January 25, 1994.
91*        Letter from Paramount to Shearman & Sterling dated January 25, 1994.
92* First Amendment, dated as of January 27, 1994, to Exemption Agreement, dated as of January 21, 1994, between QVC and Paramount.
93*        Letter from Simpson Thacher & Bartlett to Shearman & Sterling and Wachtell, Lipton, Rosen & Katz dated January 27, 1994.
94*        First Amendment, dated as of January 27, 1994, to Agreement and
           Plan of Merger, dated as of January 21, 1994, between Viacom and Paramount.
95* First Amendment, dated as of January 27, 1994, to Exemption Agreement, dated as of December 22, 1993, between Viacom and Paramount.
96*        Form of Agreement and Plan of Merger between QVC and Paramount.
97*        Press Release issued by QVC on February 1, 1994.
98*        Press Release issued by Viacom on February 1, 1994.
99*        Press Release issued by QVC on February 1, 1994.
100*       Press Release issued by Paramount on February 1, 1994.
101*       Press Release issued by Viacom on February 1, 1994.
102*       Press Release issued by Viacom on February 1, 1994.
103*       Press Release issued by Paramount on February 4, 1994.
104* Letter to Stockholders of Paramount dated February 7, 1994 with respect to the Current QVC Offer and the Current Viacom Offer.
105*       Opinion of Lazard dated February 4, 1994.
106* Amended and Restated Agreement and Plan of Merger, dated as of February 4, 1994, between Paramount and Viacom.


- ---------------

* Previously filed.

EXHIBIT                            DESCRIPTION                          PAGE NO.
- ---------                          -----------                         ---------

107        Form of Agreement and Plan of Merger between Paramount and
           QVC.


 ---------------

* Previously filed.